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                           September 22, 2022

       Jeffrey Tarr
       Chief Executive Officer
       Skillsoft Corp.
       300 Innovative Way, Suite 201
       Nashua, New Hampshire 03062

                                                        Re: Skillsoft Corp.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended July 31, 2022
                                                            Form 8-K Filed
September 7, 2022
                                                            Form 8-K Filed
August 15, 2022
                                                            File No. 001-38960

       Dear Mr. Tarr:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended January 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1. We note you appear to combine Successor and Predecessor financial statements in your non-GAAP presentation.
Tell us why you believe combining these financial statements is appropriate, referring
to your basis in accounting literature. Please refer to Question
                                                        102.10 of the Non-GAAP
Financial Measures Codification and Disclosure Interpretation.
       Form 10-Q for the quarterly period ended July 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 54
 Jeffrey Tarr
FirstName  LastNameJeffrey Tarr
Skillsoft Corp.
Comapany 22,
September   NameSkillsoft
                2022      Corp.
September
Page  2    22, 2022 Page 2
FirstName LastName
2. We note that you elected to not separately disclose the cash flows related to your discontinued operation for each period presented. Please tell us what consideration you gave to describing cash flows from operating, investing and financing activities associated with your discontinued operations separately from continuing operations in your
            Liquidity and Capital Resources    disclosures, as such information
is not apparent from
         your cash flow statement. Additionally, please describe how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with your discontinued operations.
Form 8-K filed on September 7, 2022

Exhibit 99.1, page 11

3. We note your reconciliations of non-GAAP Financial Measures. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income
         statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure
         Interpretation.
4. We note that adjustment (1) non-GAAP revenue adjustments include the add back of reseller fees, which are presented on a net basis in GAAP revenue. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature. We refer you to the guidance in Rule 100(b) of Regulation G and Question
100.04 of the Non-
         GAAP Financial Measures Codification and Disclosure Interpretation.
5.       Please clarify and disaggregate items included in the adjustments labeled
            Recapitalization and acquisition-related costs    and
Non-recurring costs and other.    For
         each adjustment, explain whether they represent normal, recurring, cash operating expenses necessary to operate your business. We refer you to Rule 100(b) of Regulation G and Question 100.01 of the Non-GAAP Financial Measures Codification and Disclosure
         Interpretation.
6. We note that adjustment (3) non-GAAP revenue adjustment includes one month of proforma Codecademy revenue to allow better comparison against the three months ended
         April 30, 2022. Please tell us why you believe this adjustment is appropriate, referring to your basis in accounting literature.
7. We note your presentation of Adjusted EBITDA margin % for each period presented.
         Please reconcile this non-GAAP measure to the most directly comparable GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.
Form 8-K filed on August 15, 2022

Item 2.01. Completion of Acquisition or Disposition of Assets., page 1
 Jeffrey Tarr
Skillsoft Corp.
September 22, 2022
Page 3
8. We note that on August 15, 2022, pursuant to that certain Stock Purchase Agreement (the
            Purchase Agreement   ), by and among Skillsoft Corp., a Delaware
corporation
         (   Skillsoft   ), Skillsoft (US) Corporation, a Delaware corporation
(   Seller   ), Amber
         Holding Inc., a Delaware corporation (the    Company   ), and
Cornerstone OnDemand,
         Inc., a Delaware corporation (   Buyer   ), Skillsoft completed the
previously announced sale
         of one hundred percent (100%) of the outstanding shares of capital stock of the Company
         to Buyer (the    Transaction   ). Please explain why you did not
provide pro forma financial
         information prepared in accordance with Article 11 for your most recently completed fiscal year and subsequent interim period. We refer you to Item 9.01 of the General
         Instructions to Form 8-K.
         .
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or
Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.



FirstName LastNameJeffrey Tarr                               Sincerely,
Comapany NameSkillsoft Corp.
                                                             Division of
Corporation Finance
September 22, 2022 Page 3                                    Office of
Technology
FirstName LastName